EXHIBIT 99.1

Fusion Fuel Green Announces Strategic Tranched Financing from Belike Nominees Pty Ltd., a Macquarie Group Company

DUBLIN, Ireland, Nov. 27, 2023 (GLOBE NEWSWIRE) -- Fusion Fuel Green PLC (Nasdaq: HTOO) (“Fusion Fuel” or the “Company”), an emerging leader in the green hydrogen sector, today announced that it has entered into an agreement with Macquarie Group’s Commodities and Global Markets business (“Macquarie”) for financing of up to $20 million of senior convertible notes (the “Financing”) pursuant to a securities subscription agreement (“Subscription Agreement”), subject to the satisfactions of certain conditions, as further set forth therein. The Financing will be conducted in several tranches based on the specific needs of the Company and the conditions set forth in the Subscription Agreement, with each tranche size, including the initial tranche size, to be determined by mutual agreement of Macquarie and the Company. Although subject to change, based on current market conditions, the initial tranche is not expected to be greater than 10% of the total Financing. Until the conditions precedent as described herein are satisfied or waived, there can be no assurance that any portion of the Financing will be consummated.

Highlights of the Financing

The Financing is expected to support the Company for its near-term objectives and milestones of delivering HEVO solutions to contracted clients and achieving its 2023 revenue guidance and further developing the Company’s project portfolio and the sale of these projects to infrastructure investors, as well as to provide additional funding for general working capital needs.

The Financing will be conducted in multiple tranches in which Macquarie purchases from the Company and the Company issues and sells to Macquarie (a) convertible notes at an issue price equal to 98% of the principal amount of the notes and (b) warrants to purchase such number of the Company’s ordinary shares as shall equal (x) 30% of the aggregate amount funded by Macquarie in consideration for the related convertible notes issued, divided by (y) the initial exercise price of the warrants. The timing and size of each tranche will be mutually agreed upon by Fusion Fuel and Macquarie, subject to the satisfaction of certain closing conditions, and there are no minimum funding obligations. Given the various criteria necessary to consummate the initial and further tranches, the Company continues to consider available financing options that may complement this transaction.

Frederico Figueira de Chaves, CEO of Fusion Fuel, stated, “We are excited to enter into this agreement with Macquarie. The Financing, when consummated, will provide the Company with near-term financing and will allow the team to focus on delivering its near-term objectives and create value for our shareholders.

Details of the Financing

Pursuant to the terms of the Purchase Agreement, Fusion Fuel will issue to Macquarie convertible notes with a term of two years that bear interest at 4% per annum over the Secured Overnight Financing Rate (the “Convertible Notes”) and two-year immediately exercisable warrants (the “Warrants”) to purchase ordinary shares of the Company. For each tranche of Convertible Notes issued, the Company will issue to the holder Warrants to purchase ordinary shares as calculated above, with an exercise price equal to 130% of the Volume Weighted Average Price for the 5 trading days immediately preceding any tranche issuance.   The holder will have the right, at its sole option, to convert the Convertible Notes into ordinary shares of the Company, pursuant to the terms and conditions of the Convertible Notes based on a conversion price equal to the higher of (i) Ninety Percent (90%) of the VWAP of the Company’s ordinary shares on a single trading day selected by Macquarie out of the five trading days immediately prior to the conversion date and (ii) $0.20 per ordinary share, subject to adjustment.

Additional information about the Financing, including a copy of the Purchase Agreement, form of Convertible Note and form of Warrant, will be provided in a Report of Foreign Private Issuer on Form 6-K to be filed by Fusion Fuel with the Securities and Exchange Commission and available at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The securities to be sold in the private placement have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state or other applicable jurisdiction’s securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state or other jurisdictions’ securities laws.  There can be no assurance that the Company will be able to complete the private placement on the terms described herein or at all.

About Fusion Fuel Green plc

Fusion Fuel is rapidly emerging as a leader in the green hydrogen sector committed to accelerating the energy transition through the development of disruptive, clean hydrogen solutions. Fusion Fuel’s patented miniaturized Proton Exchange Membrane (PEM) electrolyzer, the HEVO, and building-block approach to green hydrogen production, unlock unprecedented modularity and flexibility in the design and deployment of cost-competitive, decentralized green hydrogen solutions. Its business lines include the sale of its electrolyzer technology to customers interested in building their own green hydrogen production, the development of turnkey hydrogen plants to be owned and operated by Fusion Fuel, and the sale of green hydrogen as a commodity to end-users through long-term hydrogen purchase agreements. Learn more about Fusion Fuel by visiting our website at https://www.fusion-fuel.eu, and by following us on LinkedIn.

About Macquarie Group

Macquarie Group Limited (Macquarie) is a global financial services group providing clients with asset management, retail and business banking, wealth management, leasing and asset financing, market access, commodity trading, renewables development, specialist advice, access to capital and principal investment. Founded in 1969, Macquarie employs over 21,000 people in 34 markets. At September 30, 2023, Macquarie had assets under management of €542.5 billion. For further information, visit www.macquarie.com.

Investor Relations Contact
ir@fusion-fuel.eu

Media Contact
fusionfuel@celicourt.uk